EXHIBIT 99.2

Central GoldTrust

Management’s Discussion and Analysis

December 31, 2008

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust”) are prepared and reported in United States dollars in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18 and with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 to 9 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose trust established by Declaration of Trust on April 28, 2003, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders. GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the fiscal year ended December 31, 2008.

Results of Operations – Changes in Net Assets

Changes in net assets, as reported in U.S. dollars, from period to period, are primarily a result of any Unit offerings and the changing market price of gold. The following table summarizes gold prices and the changes in net assets in U.S. dollars:

	Years ended December 31
	2008	2007	2006
Change in unrealized appreciation of holdings (in millions)	$3.5	$29.0	$15.1
Net income for the period (in millions)	$2.8	$28.5	$14.6
Net income per Unit	$0.75	$7.30	$4.46
Total net assets (in millions)	$138.6	$125.9	$79.3
Change in net assets from prior year (in millions)	$12.7	$46.6	$14.6
% change from prior year	10.1%	58.7%	22.6%
Gold price (U.S. $ per fine ounce)	$865.00	$836.50	$635.70
% change from prior year	3.4%	31.6%	23.9%

In fiscal 2008, net assets as reported in U.S. dollars increased by 10.1% or $12.7 million. A large portion of this increase was attributable to the public offering completed on February 12, 2008 as described in Note 5 to the financial statements. The Unit issue was completed at a premium to the net asset value per Unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders. Net proceeds from the issue were $9,992,623, of which $8,397,627 was used to purchase 9,060 fine ounces of gold bullion in physical bar form. The balance of the net proceeds, $1,594,996, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes. The balance of the increase in net assets of $2.7 million was primarily attributable to a 3.4% increase in the price of gold during the year. The increase in net assets was nominally affected by the loss before unrealized appreciation of holdings during the year.

In fiscal 2007, net assets as reported in U.S. dollars increased by 58.7% or $46.6 million. A portion of this increase was attributable to the public offering completed on April 5, 2007 as described in Note 5 to the financial statements. The Unit issue was completed at a premium to the net asset value per unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders. Net proceeds from the issue were $18,086,640, of which $16,523,169 was used to purchase 24,787 fine ounces of gold bullion in physical bar form. The balance of the net proceeds, $1,563,471, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes. The balance of the increase in net assets of $28.5 million was primarily attributable to a 31.6% increase in the price of gold during the year. The increase in net assets was nominally affected by the loss before unrealized appreciation of holdings during the year.

In fiscal 2006, net assets as reported in U.S. dollars increased by 22.6% or $14.6 million. The increase in net assets was attributable to a 23.9% increase in the price of gold during the year. The increase in net assets was nominally affected by the loss before unrealized appreciation of holdings during the year.

Summary of Quarterly Financial Information

	Quarter ended (in US$)				Year ended (in US$)
2008	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$(3,107,269)	(7,173,384)	(482,311)	14,391,987	3,629,023
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$(3,300,147)	(7,362,696)	(736,716)	14,149,868	2,750,309
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	$ (0.77)	(1.72)	(0.17)	3.41	0.75
2007	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$13,845,299	13,734,491	(1,696,895)	3,221,337	29,104,232
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$13,680,430	13,582,157	(1,846,639)	3,065,441	28,481,389
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	$ 3.42	3.40	(0.46)	0.94	7.30
2006	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$4,460,318	(1,736,445)	3,922,987	8,494,532	15,141,392
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$4,333,319	(1,858,328)	3,791,542	8,360,272	14,626,805
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	$ 1.32	(0.57)	1.16	2.55	4.46

Results of Operations – Net Income

GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion. Generally, GoldTrust seeks only to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust. GoldTrust’s actual revenues are a nominal percentage of its net assets. However, the CICA Accounting Guideline 18, requires GoldTrust to record the change in unrealized appreciation (depreciation) of holdings in income. Accordingly, for the last three fiscal periods, GoldTrust has included the change in unrealized appreciation (depreciation) in net income. GoldTrust expects to generate some cash flow from its holdings of cash equivalents. Should GoldTrust not have sufficient cash to meet its needs, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.

GoldTrust does not anticipate the payment of regular distributions. In the event of any sales of gold that result in capital gains, as indicated in note 2(d) to the financial statements on page 6, distributions may be made.

Fiscal 2008 Compared to Fiscal 2007

Net income of $2,750,309 for the 2008 fiscal year was 90.3% lower than the 2007 net income of $28,481,389. The major component of this decrease was the lower amount of unrealized appreciation of holdings. Interest income was lower compared to the prior year due to the decline in bank interest rates.

The increase in net assets during the year had an impact on several expense categories. Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets. Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held. Audit fees increased significantly due to the additional preparation and audit required to comply with United States Sarbanes-Oxley legislation requirements.

The expenses of maintaining GoldTrust, expressed as a percentage of the average of the month-end net assets were 0.63% for fiscal 2008 compared with 0.61% in fiscal 2007.

Fiscal 2007 Compared to Fiscal 2006

Net income of $28,481,389 for the 2007 fiscal year was 94.7% higher than the 2006 net income of $14,626,805. The major component of this increase was the unrealized appreciation of holdings. Interest income was higher compared to the prior year as both the average balances of interest-bearing cash deposits and bank interest rates increased.

The increase in net assets during the year had an impact on several expense categories. Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets. Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.

The expenses of maintaining GoldTrust, expressed as a percentage of the average of the month-end net assets were 0.61% for fiscal 2007 compared with 0.67% in fiscal 2006.

Liquidity and Capital Resources

All of GoldTrust’s assets are liquid. GoldTrust holds small cash reserves that generate some interest income primarily to be applied to pay expenses. At December 31, 2008, GoldTrust’s cash reserves, including cash equivalents, were $3,085,520. The comparable figure at December 31, 2007 was $2,405,629. The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units. Sales of gold could result in GoldTrust realizing either capital losses or gains. During the fiscal year ended December 31, 2008, GoldTrust’s cash reserves increased by $679,891. The primary sources and uses of cash were as follows:

Sources of Cash

The primary inflow of cash was the cash portion retained from the proceeds of the issuance of Units from the February 2008 public offering of $9,992,623. An additional $90,216 was interest income earned on short-term cash deposits.

Uses of Cash

The primary outflow of cash during the year involved the purchase of gold bullion with the proceeds from the Unit issue referred to above. GoldTrust paid $8,397,627 to purchase 9,060 fine ounces of gold.

During fiscal 2008, total expenses were $878,714 while $1,005,321 was paid out. The difference of $126,607 reflects changes in accruals and the foreign currency exchange gain between the 2007 and 2008 year ends.

Risk Factors

The avoidance of risk is uppermost in the purpose, construct and defensive stewardship of GoldTrust. Gold bullion owned by GoldTrust is stored in segregated safekeeping in the treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”) and insurance is maintained by the Bank.

GoldTrust’s purpose is to hold gold on behalf of its Unitholders. GoldTrust’s gold assets are traded internationally and are denominated in U.S. dollars. As at December 31, 2008, GoldTrust’s assets consisted of 94.8% gold bullion, 3.0% gold certificates and 2.2% cash and interest-bearing cash deposits and other working capital.

GoldTrust does not engage in any borrowing, leasing, lending or hedging activities involving its assets. Consequently, the value of GoldTrust’s Units will depend on, and typically fluctuate with, the changing prices of gold.

The principal factors affecting the price of GoldTrust’s Units are factors which affect the currency prices of gold. The gold price may be affected at any time by various unpredictable international, economic, monetary and political factors. Macroeconomic considerations include: expectations of future inflation rates; fluctuations in the exchange rates of the U.S. dollar, the principal currency in which gold is quoted; interest rate volatility; and, unexpected global, or regional, political or economic incidents.

Related party information

Please refer to Note 6 commencing on page 7 of this Annual Report.

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of GoldTrust’s expenses are paid, and GoldTrust’s Units trade, in Canadian currency as well as U.S. currency. Therefore, because exchange rate fluctuations are beyond GoldTrust’s control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Administrator anticipates U.S. dollar denominated prices of gold bullion will increase over time. The impact of inflation should be reflected in GoldTrust’s financial statements which are prepared to report market values, and in the market value of the 4,279,500 voting Units issued and outstanding.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per unit and broaden exchange trading liquidity to the advantage of all Unitholders of Gold- Trust.

GoldTrust is advised that U.S. investors investing in GoldTrust Units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in GoldTrust Units.

This Report dated February 12, 2009, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com and www.gold-trust.com.